LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2028	vcangelosi@luselaw.com

April 25, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Avidia Bancorp, Inc.
Registration Statement on Form S-1
Filed March 14, 2025
File No. 333-285815

To Whom It May Concern:

On behalf of Avidia Bancorp, Inc. (the “Company”), filed herewith is its Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which is marked pursuant to SEC Rule 472. The Staff’s comments, transmitted by letter dated April 8, 2025, are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited consolidated financial information as of and for period ended March 31, 2025, beginning on page 35 of the Prospectus.

Registration Statement on Form S-1

Business Strategy, page 2

1. We note your disclosure that you are in the process of developing and implementing a digital deposit account opening system and are currently developing a comprehensive cloud-based resource known as a “data lake.” Please further describe the “data lake” and its role in your business. Please also describe the status of these development efforts.

The disclosure on pages 2 and 68 of the Prospectus has been revised.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2025

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy, page 18

2. Please revise this risk factor to discuss, as appropriate, the factors that may impact your primary market area. For instance, discuss factors that impact your primary market area’s commercial real estate market.

The disclosure on page 18 of the Prospectus has been revised.

Risks Related to Payments Processing Activities, page 19

3. We note your disclosure on page 81 that there are concentrations in deposits related to your card acquiring business. Revise the appropriate risk factor to discuss the potential risks related to concentration of deposits by your merchant and ISO clients.

The disclosure on pages 19 and 20 of the Prospectus has been revised.

The contribution to the charitable foundation will dilute your ownership, page 32

4. Please revise the narrative disclosure in this risk factor to quantify the potential dilution of an investor’s ownership interest in Avidia at the midpoint of the offering as a result of the contribution to the charitable foundation.

Additional disclosure has been added to page 32 of the Prospectus.

Commercial and Industrial Loans, page 70

5. We note that loans to condominium associations are among your largest grouping of loans. We also note that your largest concentration of these loans that are outside of your home market area are in Florida, including your largest single loan. Please discuss the extent to which you conduct ongoing monitoring of your condominium loans. For example, do you monitor the need for assessments by Florida based condominiums for salt water corrosion and concrete damage and the ability of those associations to successfully collect the assessments owed by their members? Consider also revising your risk factors discussion of the risks posed by your lending business in the Risk Factors section based on your response.

The disclosure on page 76 of the Prospectus has been revised. Additionally, a new risk factor devoted to condominium association lending has been added to page 17 of the Prospectus.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2025

Subsidiary Activities, page 84

6. We note the discussion of your subsidiary activities. Please expand upon the description of your subsidiaries’ businesses. If material to your business, please describe how such subsidiaries generate revenue or advise. In this regard, we note your disclosure on page F-5 that non-interest income includes investment commissions.

The disclosure on page 90 of the Prospectus has been revised.

The investment commissions disclosed in the income statement on page F-5 of the Prospectus are unrelated to the two subsidiaries that hold investment securities. Rather, these commissions relate to investment management services offered by Avidia Bank. Additional disclosure has been added, also on page 90 of the Prospectus, to describe the investment management services.

Business Background of Our Directors, page 98

7. We note that for a number of your Directors, the business positions held during the last five years is unclear from the disclosure. For instance, it is unclear when Mr. Saul began work for NVIDIA. Refer to Item 401(e)(1) of Regulation S-K.

Additional disclosure has been added to pages 105 and 106 of the Prospectus.

*  *  *

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi

Victor L. Cangelosi

Enclosure

cc:	Victor Cecco, SEC
Robert Klein, SEC
Madeleine Joy Mateo, SEC
Christian Windsor, SEC
Robert D. Cozzone, Avidia Bancorp, Inc.
Barry H. Jensen, Avidia Bancorp, Inc.
Lawrence M.F. Spaccasi, Esq.
Kent M. Krudys, Esq.